SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

September 10, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

AIXTRON: Major Asian display manufacturer purchases system for the deposition of OLED barrier films

First order for recently acquired innovative technology

Herzogenrath/Germany, September 09, 2015 — AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), a worldwide leading provider of deposition equipment to the semiconductor industry, has sold the first OPTACAP™-200 encapsulation tool to a major Asian display manufacturer. The standalone R&D system that handles substrate sizes of 200 mm x 200 mm was ordered in the third quarter 2015 and is scheduled for delivery in the first quarter 2016.

The innovative OPTACAP™ plasma enhanced chemical vapor deposition (PECVD) technology enables the deposition of highly flexible and effective barrier films for thin-film encapsulation of OLED display, OLED lighting, organic photovoltaic and flexible electronic devices.

“Thin-film encapsulation is an essential step within the OLED manufacturing process. Therefore, we are delighted to be able to provide an innovative solution to the industry which delivers excellent barrier films at high throughput. Therefore, this solution contributes to a significant reduction of manufacturing costs for the critical encapsulation process step within the production of flexible as well as rigid OLED devices”, says Andreas Toennis, Chief Technology Officer of AIXTRON SE.

The groundbreaking OPTACAP™ encapsulation technology has been the main driver for AIXTRONs acquisition of Silicon Valley-based Company PlasmaSi, Inc.in April 2015. The full integration of the technology into AIXTRONs already existing OLED activities is part of the company’s incorporation into the AIXTRON Group.

About AIXTRON

AIXTRON SE is a worldwide leading provider of deposition equipment to the semiconductor industry. The Company was founded in 1983 and is headquartered in Herzogenrath (near Aachen), Germany, with subsidiaries and sales offices in Asia, United States and in Europe. AIXTRON’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signaling and lighting as well as a range of other leading-edge technologies.

Our registered trademarks: AIXACT®, AIXTRON®, Atomic Level SolutionS®, Close Coupled Showerhead®, CRIUS®, Gas Foil Rotation®, OVPD®, Planetary Reactor®, PVPD®, TriJet®, Optacap™

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Martin Goetzeler
	Name:	Martin Goetzeler
	Title:	President & CEO
Date: September 10, 2015